Exhibit 99.1

August 28, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Purchase of Shares of Atrium European Real Estate Limited

Gazit-Globe Ltd. (the “Company”) is pleased to report a change in its holdings in Atrium European Real Estate Limited (“ATR”)1 as described below:

On August 27, 2013, the Company, through a wholly-owned subsidiary, entered into an agreement to purchase 20,416,463 additional ATR ordinary shares from an entity forming part of the consortium managed by CPI CEE Management LLC (“CPI”), at a price of 4.3 Euros per share for a total consideration of approximately 87.8 million Euros in an off-market transaction.

Following the completion of the aforementioned acquisition, the Company will hold (through wholly-owned subsidiaries) 149,325,178 ATR ordinary shares comprising, to the best knowledge of the Company, 39.87% of the issued and outstanding shares and voting rights of ATR (39.49% of the issued and outstanding shares and voting rights on a fully diluted basis).

Following the completion of the acquisition, the Company is expected to incur an accounting gain in its third quarter 2013 financial statements estimated to be between NIS 155 million to NIS 175 million, calculated in accordance with ATR’s financial statements as of June 30, 2013 and the exchange rate of that date. The expected accounting gain is subject to adjustments and will be determined by means of an external calculation of the Purchase Price Allocation (“PPA”).

To the best knowledge of the Company, upon completion of the acquisition, CPI will hold 52,069,621 ordinary shares of ATR, comprising 13.90% of the issued and outstanding share capital and voting rights of ATR (13.77% of the issued and outstanding shares and voting rights on a fully diluted basis). Upon completion of the transaction, the Company and CPI will continue to jointly control ATR with 53.77% of its voting rights.2

[1]	A company whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland.
[2]

For additional details on the investment undertaken by the Company and CPI in the shares of ATR, please see Section 23.4 of our annual report describing the transaction that was published on March 20, 2013 in Israel (01-2013-011374)